Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

pcarlson@metlife.com

July 18, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife Insurance Company of Connecticut

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 22, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 10, 2012

File Number: 033-03094

Dear Mr. Rosenberg:

This letter sets forth the response of MetLife Insurance Company of Connecticut (the “Company”) to the comments contained in your letter dated July 3, 2012, regarding the Company’s Report on Form 10-K filed on March 22, 2012 and the Company’s Report on Form 10-Q filed on May 10, 2012.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

12. Equity

Statutory Equity and Income, page 204

1.	With respect to your statutory disclosures, please amend your filing to address the following:

•

The disclosure in this Note is required by ASC 944-505-50 and Article 7 Rule 7.03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.

Mr. James B. Rosenberg

Securities and Exchange Commission

July 18, 2012

•	Disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction pursuant to ASC 944-505-50-1.

•	Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

Management Response:

The Company is required to file audited statutory-basis financial statements with the National Association of Insurance Commissioners (“NAIC”) no later than June 1 of each year, several months after the Form 10-K is required to be filed with the U.S. Securities and Exchange Commission. The amounts disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”) in Note 12, Equity—Statutory Equity and Income, are as reported to the states and the NAIC in an unaudited statutory annual statement filing. These amounts are subject to audit. If differences did arise during the completion of the statutory financial statement audits, the Company is required to include a footnote in the audited statutory financial statements reconciling the amounts included in the unaudited statutory annual statement previously filed or to re-file the statutory annual statement with the NAIC and state of domicile. There were no differences between the amounts included in Note 12 of the 2011 Form 10-K and the amounts included in the final audited statutory financial statements.

In accordance with ASC 944-505-50-1, insurance entities are required to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements (based on the entity’s current operations) if significant in relation to the entity’s statutory capital and surplus. As the required regulatory amounts of statutory capital and surplus were not significant in relation to the Company’s statutory capital and surplus for the periods presented, the amounts were not disclosed. We included a statement that the Company and its subsidiary, MetLife Investors USA Insurance Company, each exceeded the minimum RBC requirements for all periods presented.

In accordance with ASC 944-505-50-2 through 50-4, the disclosures requiring (i) a description of the prescribed or permitted statutory accounting practice and (ii) the related monetary effect on statutory surplus of using an accounting practice that differs from either state-prescribed statutory accounting practices or NAIC statutory accounting practices, are required if both the conditions in ASC 944-505-50-2 are met. Since these conditions were not met (i.e., the Company follows NAIC statutory accounting practices) the disclosures were not required. In addition, since the Company is not a foreign insurance entity and does not have foreign insurance operations included in its consolidated U.S. GAAP financial statements with permitted regulatory accounting practices that significantly differ from the prescribed regulatory accounting practices of its respective regulatory authority, the disclosures under ASC 944-505-50-5 were not required. In addition, the Company did not use a permitted practice and, therefore, the disclosures under ASC 944-505-50-6 were not required.

Based on the above, we do not believe that an amendment to the Company’s 2011 Form 10-K to include this information on an audited basis is appropriate. Commencing with the Company’s Form 10-K filing for the year ending December 31, 2012, we will remove the “unaudited” caption and state that the current year amounts presented are based on results (to be filed/as filed) in the statutory annual financial statement.

Mr. James B. Rosenberg

Securities and Exchange Commission

July 18, 2012

10-Q for the Quarterly Period Ended March 31, 2012

Management’s Discussion and Analysis

Results of Operations

Three Months Ended March 31, 2012 Compared with the Three Months Ended March 31, 2011,

2.	Net derivative losses in the three months ended March 31, 2012 were $439 million compared to losses of $156 million in the three months ended March 31, 2011. Net derivative gains/(losses) recognized are very volatile from quarter to quarter, for example, you recognized net derivatives gains of $882 million in the three months ended September 30, 2011 and net derivatives gains of $237 million in the three months ended December 31, 2011 and then net derivatives losses of $439 million in the first quarter of 2012. You disaggregate the 2012 $553 million net loss on freestanding derivatives on page 46 by 11 different types of derivatives. You state in MD&A that the 2012 net derivative losses are attributable mainly to “the impact of equity market movements and decreased volatility, and rising long-term interest rates.” This explanation appears overly general and not useful. Please revise your disclosure to more fully explain the causes of the net losses in 2012.

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, we will add substantially the following disclosure, adjusted to reflect actual results, for both the quarterly and year-to-date periods ending June 30, 2012 (only the three month period ending June 30, 2012 is shown below) in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Consolidated Results:

We use freestanding equity, interest rate, currency and credit derivatives to provide economic hedges of certain invested assets and insurance liabilities. Certain of these hedges are designated and qualify as accounting hedges, which reduce volatility in earnings. For those hedges not designated as accounting hedges, changes in market factors lead to the recognition of fair value changes in net derivative gains (losses) generally without an offsetting gain or loss recognized in earnings for the item being hedged.

Certain direct or assumed variable annuity products with minimum benefit guarantees contain embedded derivatives that are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value recorded in net derivative gains (losses). The Company hedges certain of the risks inherent in these variable annuity guarantees through a combination of reinsurance and freestanding derivatives. Ceded reinsurance of direct or assumed variable annuity products with minimum benefit guarantees generally contain embedded derivatives

Mr. James B. Rosenberg

Securities and Exchange Commission

July 18, 2012

that are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value recorded in net derivative gains (losses). The valuation of these variable annuity embedded derivatives includes an adjustment for nonperformance risk, which is unhedged and can be a significant driver of net derivative gains (losses) but does not have an economic impact on the Company.

Direct, assumed, and ceded variable annuity embedded derivatives and the associated freestanding derivative hedges are collectively referred to as “VA Program Derivatives” in the following table. All other derivatives that are economic hedges of certain invested assets and insurance liabilities are referred to as “Non-VA Program Derivatives” in the following table.

The following table presents the impact on net derivative gains (losses) from Non-VA Program Derivatives and VA Program Derivatives:

Net Derivative Gains (Losses)
	Three months ended	Three months ended
	June 30, 2012	June 30, 2011	Change
(In millions)
Non-VA Program Derivatives
Interest Rate
Foreign Currency
Credit

Total Non-VA Program Derivatives

VA Program Derivatives
Embedded Derivatives-Direct/Assumed Guarantees
Market and other risks
Nonperformance risk

Total

Embedded Derivatives-Ceded Reinsurance
Market and other risks
Nonperformance risk

Total

Freestanding Derivatives Hedging Direct/Assumed Embedded Derivatives

Total VA Program Derivatives

Net Derivative Gains (Losses)

The unfavorable change in net derivative gains (losses) on Non-VA Program Derivatives was [$X] million and was primarily due to long-term interest rates increasing more in the current period than in the prior period on receive fixed swaps and long interest rate futures. This was partially offset by:

•	The U.S. Dollar weakening less against the Euro in the current period than in the prior period on receive U.S. Dollar, pay Euro currency swaps and forwards; and

Mr. James B. Rosenberg

Securities and Exchange Commission

July 18, 2012

•	Credit spreads narrowing more in the current period than in the prior period on written credit default swaps.

These freestanding derivatives are primarily hedging interest rate risk in long duration liability portfolios. Because certain of these hedging strategies are not designated or do not qualify as accounting hedges, the changes in the estimated fair value of these freestanding derivatives were recognized in net derivative gains (losses) without an offsetting gain or loss recognized in earnings for the item being hedged.

The unfavorable change in net derivative gains (losses) on VA Program Derivatives was [$X] million. This was due to:

•

An unfavorable change of [$X] million related to market and other risks on direct and assumed variable annuity embedded derivatives, net of the impact of market and other risks on the ceded reinsurance and freestanding derivatives hedging these risks; and

•	A net favorable change of [$X] million related to the adjustment for nonperformance risk on the direct, assumed, and ceded variable annuity embedded derivatives.

Generally, a higher portion of the ceded reinsurance for guaranteed minimum income benefits is accounted for as an embedded derivative as compared to the direct guarantees since the settlement provisions of the reinsurance contracts generally meet the accounting criteria of “net settlement.” This mismatch in accounting can lead to significant volatility in earnings, even though the risks inherent in these direct guarantees are fully covered by the ceded reinsurance.

The foregoing unfavorable change of [$X] million related to market and other risks on direct and assumed variable annuity embedded derivatives, net of the impact of market and other risks on the ceded reinsurance and freestanding derivatives hedging these risks was primarily driven by changes in market factors. As discussed in the preceding paragraph, changes in market and other risks lead to volatility in earnings due to the mismatch in accounting on guaranteed minimum income benefits. The primary changes in market factors are summarized as follows:

•

Equity index levels improving more and equity volatility decreasing more in the current period than in the prior period caused an unfavorable change in our ceded reinsurance asset and our freestanding equity derivatives, including equity futures, equity options, and variance swaps, that hedge the equity and volatility risks in our direct and assumed embedded derivatives, which had a favorable change; and

•

Long-term interest rates increasing more in the current period than in the prior period caused an unfavorable change in our ceded reinsurance asset and our freestanding interest rate derivatives, primarily receive fixed interest rate swaps and long interest rate futures, that hedge the interest rate risks in our direct and assumed variable annuity embedded derivatives, which had a favorable change.

Mr. James B. Rosenberg

Securities and Exchange Commission

July 18, 2012

3.	In addition, the discussion should explain the $283 million change in derivatives losses from 2012 to 2011 not the $184 million change net of income tax. This comment is applicable to all line items and Form 10-K also.

Management Response:

The Company’s approach to providing disclosure of the reasons for material changes in its Results of Operations—Consolidated Results section of Management’s Discussion and Analysis of Financial Condition and Results of Operations has been to first state the year to year variance in net income, followed by an explanation of the key drivers of the variance on a net of tax basis (unless otherwise stated). Instruction 4 to Item 303(a) of Regulation S-K states that where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole. In our judgment, an explanation of the key drivers of the variances on a net of tax basis provides investors and other users with information relevant to an assessment of the results of operations of the Company.

In order to further enhance a reader’s understanding of the Company’s results of operations, commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, disclosure of the reasons for material changes on both a pre-tax and a post-tax basis will be included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Consolidated Results.

*****

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James B. Rosenberg

Securities and Exchange Commission

July 18, 2012

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Eric T. Steigerwalt
Stanley J. Talbi